March 6, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention: Barbara C. Jacobs

Re:	Amendment No. 2 to Registration Statement on
Form S-1 Filed March 6, 2014 (File No. 333-194824)

Dear Ms. Jacobs:

On behalf of our client, Geospatial Corporation, a Delaware corporation (the “Company”), we are submitting herewith electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (File No. 333-14824) (the “Registration Statement”). In connection with such submission, set forth below is the Company’s response to the comments of the Staff communicated in its letter addressed to the Company, dated December 11, 2014. We are sending to the Staff under separate cover a copy of Amendment No. 2 marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in Amendment No. 2.

General

1.	Please tell us if you are an emerging growth company, as defined in the Jumpstart Our Business Startups Act. Refer to Question 54 of the Jumpstart Our Business Startups Act Frequently Asked Questions, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm. If you are an emerging growth company, please disclose that fact in your filing.

Securities and Exchange Commission

March 6, 2015

The Company has included disclosure that it is an “emerging growth company” on the cover page of the Prospectus and on page 8.

Prospectus Summary, page 1

2.	Please remove the promotional marketing language used in this section and throughout your prospectus and limit your disclosure to factually supported statements. For example, we note the references to your “proven” solutions and “time-tested technical expertise” and the claim that your staff “offers the expertise, ability and technologies required to design and executive innovative, challenging solutions that push the company to the forefront of the cloud-based infrastructure mapping industry.”

The Company has revised the disclosure in the Prospectus Summary and throughout the Prospectus in response to the Staff’s comment.

Risk Factors, page 1

3.	We note your statement in the introductory paragraph of this section that the risks discussed in this section “are not the only risks we face.” Please remove this statement as your risk factor section should address all current and known material risks.

The Company has revised the disclosure on page 1 in response to the Staff’s comment.

4.	Item 503(c) of Regulation S-K requires that you “set forth each risk factor under a subcaption that adequately describes the risk.” Several of your risk factor subcaptions state a fact about your business without adequately describing the attendant risks to investors. As examples, we note the following subcaptions:

•	“We have a limited operating history;”
•	“We may not be able to protect our proprietary technology from infringement;” and
•	“We may not be able to respond adequately to technological advances in the pipeline services industry.”

Please review each risk factor and revise as necessary to succinctly state in your subheading the risks that result from the facts or circumstances facing the company or this offering.

The Company has revised several of the subheadings under Risk Factors in response to the Staff’s comment.

Securities and Exchange Commission

March 6, 2015

5.	Please include a risk factor highlighting that your common stock is not yet registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

The Company has added a risk factor on page 8 in response to the Staff’s comment.

“We may have difficulty meeting our future capital requirements,” page 2

6.	Please disclose in this risk factor and in the Liquidity and Capital Resources section on page 9 the minimum period of time that you will be able to conduct planned operations using currently available capital resources. To the extent that a deficiency in capital resources is perceived, alter investors to the minimum additional capital necessary to fund planned operations for a 12-month period. Also, disclose the current rate at which you use funds in your operations.

The Company has revised the disclosure on page 2 and in the Liquidity and Capital Resources section on page 9 in response to the Staff’s comment.

“We have not filed all our required tax returns,” page 5

7.	We note the statement in this risk factor that you may be liable for franchise taxes, penalties, and interest because you have been unable to prepare and file your federal and state tax returns for the 2009 tax year through the current tax year. Please revise to quantify, to the extent possible, the amount of taxes, penalties, and interest for which you may be liable.

The Company has revised the disclosure on page 5 in response to the Staff’s comment.

Special Note Regarding Forward Looking Statements, page 8

8.	Penny stock issuers are not eligible to rely on the safe harbors in either Section 27A of the Securities Act or Section 21E of the Exchange Act. Accordingly, please either delete any references to the safe harbors provided by the Litigation Reform Act or make clear each time you refer to such safe harbors that they do not apply to you.

The Company has revised the disclosure on page 9 in response to the Staff’s comment.

Securities and Exchange Commission

March 6, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 9

9.	Please revise to provide an executive-level overview that provides context for the remainder of your MD&A discussion. Discuss the material opportunities, challenges, and risks on which management is most focused, as well as the actions that management is taking to address those matters. Describe the performance indicators (financial and non-financial) that management uses to assess your business that would be material to investors. Refer to SEC Release 33-8350.

The Company has revised the disclosure on page 10 in response to the Staff’s comment.

Liquidity and Capital Resources, page 9

10.	We note the statement in this section that you developed new, cloud-based mapping software to be marketed under your existing name GeoUnderground that replaces your previous version of GeoUnderground. Please revise your disclosure to clarify if you are currently selling the new version of GeoUnderground. If not, disclose when you will begin selling that version. Also, revise your disclosure here and in the business section to provide details about Share Navigator’s business, your timetable for incorporating Shale Navigator into GeoUnderground and the expected impact of this acquisition on your future operating results.

The Company has revised the disclosure on page 11 and page 13 in response to the Staff’s comment.

Our Business

Sales and Marketing Efforts, page 13

11.	Please provide objective support for your claim that you have “established a strong reputation as a technological leader in data acquisition and mapping” or remove the statement.

The Company has revised the disclosure on page 14 in response to the Staff’s comment.

Selling Stockholders, page 18

12.	For each of the legal entities listed in the selling shareholder table, please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale. Refer to Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

Securities and Exchange Commission

March 6, 2015

The Company has revised the list of selling shareholders on page 20-22 in response to the Staff’s comment.

13.	Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder registered as a broker-dealer who did not receive its securities as compensation for investment banking or similar services should be identified in the prospectus as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, confirm to us that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make these representations, identify the selling stockholders as underwriters.

The Company has added a footnote to the list of selling shareholders on page 23 in response to the Staff’s comment.

Exhibit 23.1

14.	Please provide a currently dated consent from your independent auditors. Refer to Item 601(b)(23) of Regulation S-K.

A currently dated consent from the Company’s independent auditors is included as Exhibit 23.1.

Should any questions arise in connection with the submission or this response letter, please contact the undersigned at (412) 258-6718.

Sincerely,

David J. Lowe

DJL/jd
cc:	Mr. Mark A. Smith (via email)